Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended
	Sept 29, 2007	Sept 30, 2006
Income before taxes	$5,905	$4,941

Adjustments:
Add fixed charges	96	108
Subtract interest capitalized	(41)	(45)

Income before taxes and fixed charges	$5,960	$5,004

Fixed charges:
Interest[1]	$12	$20
Capitalized interest	41	45
Estimated interest component of rental expense	43	43

Total	$96	$108

Ratio of earnings before taxes and fixed charges, to fixed charges	62	46

[1]	Interest within provision for taxes on the consolidated condensed statements of income is not included.